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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                AMENDMENT NO. 31
                               TO SCHEDULE 14D-1

                             TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                         QUICKTURN DESIGN SYSTEMS, INC.

                           (Name of Subject Company)

                          MENTOR GRAPHICS CORPORATION
                                   MGZ CORP.

                                   (Bidders)

                    COMMON STOCK, PAR VALUE $.001 PER SHARE

                       (including the Associated Rights)

                         (Title of Class of Securities)

                                   74838E102

                     (CUSIP Number of Class of Securities)

                            ------------------------

                                WALDEN C. RHINES
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                          MENTOR GRAPHICS CORPORATION
                            8005 S.W. BOECKMAN ROAD
                         WILSONVILLE, OREGON 97070-7777
                                 (503) 685-1200

           (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Bidders)

                                    COPY TO:

         JOHN J. HUBER, ESQ.                   CHRISTOPHER L. KAUFMAN, ESQ.
           LATHAM & WATKINS                          LATHAM & WATKINS
    1001 PENNSYLVANIA AVENUE, N.W.                    75 WILLOW ROAD
         WASHINGTON, DC 20004                  MENLO PARK, CALIFORNIA 94025
            (202) 637-2200                            (650) 328-4600

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    MGZ Corp., a Delaware corporation ("Purchaser"), and Mentor Graphics
Corporation, an Oregon corporation ("Parent"), hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 filed on August 12, 1998 (the "Statement"), as amended, with respect to the offer by Purchaser to purchase all outstanding shares of Common Stock, par value $.001 per share, of Quickturn Design Systems, Inc., a Delaware corporation, for a purchase price of $12.125 per share, net to the seller in cash, without interest thereon, as set forth in this Amendment No. 31. Capitalized terms used herein and not defined have the meanings ascribed to them in the Statement.

ITEM 10. ADDITIONAL INFORMATION.

    Item 10(f) of the Statement is hereby amended and supplemented by the following:

    1. On December 15, 1998, Parent and Purchaser filed a Verified Complaint for Declaratory and Injunctive Relief in the Court of Chancery of the State of Delaware, a copy of which is attached hereto as Exhibit (g)(5) and is incorporated herein by reference.

    2. On December 15, 1998, Parent delivered a letter to Mr. Keith R. Lobo, President and Chief Executive Officer of the Company, a copy of which is attached hereto as Exhibit (a)(55) and is incorporated herein by reference.

    3. On December 15, 1998, Parent issued a press release, a copy of which is attached hereto as Exhibit (a)(56) and is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

    (a)(55) Letter to Mr. Keith R. Lobo dated December 15, 1998.

    (a)(56) Press Release dated December 15, 1998.

    (g)(5) Verified Complaint for Declaratory and Injunctive Relief.

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                                   SIGNATURES

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

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
Dated: December 15, 1998        MENTOR GRAPHICS CORPORATION

                                By:           /s/ GREGORY K. HINCKLEY
                                       --------------------------------------
                                Name  Gregory K. Hinckley
                                Title:  Executive Vice President, Chief Operating
                                      Officer and Chief Financial Officer

                                MGZ CORP.

                                By:           /s/ GREGORY K. HINCKLEY
                                       --------------------------------------
                                Name:  Gregory K. Hinckley
                                Title:  Secretary and Chief Financial Officer
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